Exhibit 6

RECENT DEVELOPMENTS

This Exhibit 6 provides information that supplements the information about Colombia contained in Colombia’s 2019 Annual Report on Form 18-K for the fiscal year ended December 31, 2019 (“2019 Annual Report”), filed with the SEC on September 24, 2020, and as it may be amended from time to time. To the extent the information in this section is inconsistent with the information contained in the 2019 Annual Report, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the 2019 Annual Report.

Republic of Colombia

Covid-19

On March 17, 2020, through Decree 417 of 2020, President Duque declared a national Estado de Emergencia Económica, Social y Ecológica, or State of Emergency, for a period of 30 calendar days, in accordance with the provisions of article 215 of the Political Constitution of Colombia, in order to manage the coronavirus (COVID-19) pandemic. The state of emergency allows the Government to take extraordinary legislative measures necessary to handle the crisis. Decree 417 of 2020 provides for the adoption of measures including: the use of resources such as the Fondo de Ahorro y Estabilización (FAE) of the Sistema General de Regalías, the Fondo de Pensiones Territoriales (FONPET) and the new Fondo de Mitigación de Emergencias (FOME); the strengthening of the Fondo Nacional de Garantías (FNG) to maintain the availability of credit; the reduction of tax burdens on residents during the crisis; isolation and social distancing; and the continuance of social assistance programs, among other measures adopted by the Government. On May 6, 2020, the National Government issued Decree 637 of 2020, declaring a new State of Emergency for a period of 30 calendar days, with the aim of continuing to attend to the crisis derived from the COVID-19 pandemic.

In the framework of the declaration of the States of Emergency, on March 18, 2020, March 22, 2020, and May 6, 2020, respectively, President Duque announced social and economic measures aimed at helping the country through the COVID-19 pandemic, including: the provision of resources for the health system to manage the increased need for medical supplies; additional monetary transfers for beneficiaries of the Families in Action, Youth in Action and Colombia Mayor programs; reconnecting water service to the nearly 200,000 families for whom the service was suspended due to non-payment; accelerating the start of the VAT refund program for the most vulnerable population; allowing the request of temporary deferment of mortgage payments, credit card payments, and automobile payments; and offering guarantees through the FNG to facilitate the lines of credit of small and medium-sized companies; subsidizing a portion of minimum wages for certain companies experiencing losses of income; and extending the term for the payment of income tax.

The main economic measures taken to date during the COVID-19 emergency are described below:

•	2020 Budget

The 2020 budget, which became Law No. 2008 on December 27, 2019, was subsequently modified under the national State of Emergency declared due to COVID-19 by Law-Decree 519 of April 5, 2020, Law-Decree 522 of April 6, 2020, Law-Decrees 571 and 572 of April 15, 2020, Law-Decree 774 of June 3, 2020, and Law-Decree 813 of June 4, 2020, in order to increase the budget as well as to reallocate and reappropriate certain amounts.

•	Fondo de Mitigación de Emergencias (FOME)

On March 21, 2020, the Government issued Decree 444 of 2020, which created the FOME, a fund through which resources will be channeled to the sectors affected by COVID-19, such as the health sector, and social spending programs. FOME’s resources are estimated at Ps. 24.7 trillion and come from the following sources: (1) FAE, (2) FONPET, (3) Fondo de Riesgos Laborales (FRL), (4) funds collected from the solidarity tax, (5) mandatory investments by credit institutions in public debt securities, (6) allocations from the general budget, (7) financial returns generated from the administration of resources, and (8) other funds, as determined by the Government.

As of October 8, 2020, the approved uses for FOME totaled Ps. 35 billion, of which Ps. 23 billion have been disbursed in three main areas: (i) Ps. 3.1 billion for the COVID-19 health care emergency; (ii) Ps. 9.1 billion for care of vulnerable populations; and (iii) Ps. 10.8 billion for job protection and economic reactivation.

•	Solidarity tax for the public sector

On April 15, 2020, the Government issued Decree 568 of 2020, which created the solidarity tax. The solidarity tax is imposed on public officials who earn more than Ps. 10 million each month, who must pay the tax for six months to support Colombians experiencing reduced income or loss of employment. On August 5, 2020, the Constitutional Court declared the solidarity tax unenforceable. For this reason, the contributions received for this tax will be credited to the 2021 income tax.

•	Fondo Nacional de Garantías

On March 28, 2020, the Government issued Decree 492 of 2020, which establishes measures to strengthen the FNG. The FNG is a fund consisting of Ps. 3.25 trillion through which the National Government seeks to facilitate access to credit for micro-, small- and medium-sized companies, by granting guarantees for credit extended to these companies. The capitalization of the FNG comes from the Fondo Nacional para el Desarollo de la Infraestructura (FONDES) and from the surplus capital of entities with state ownership. As of November 19, 2020, FNG has guaranteed operations in an amount of approximately Ps. 13.6 trillion, of which Ps. 9.8 trillion was directed to the program Unidos por Colombia and Ps. 3.8 trillion to traditional programs. As of December 3, 2020, more than 406,000 entrepreneurs and independent workers have received credit with these FNG guarantees.

•	Programa de Apoyo al Empleo Formal (PAEF)

On May 8, 2020, the Government issued Decree 639 of 2020, which creates the Programa de Apoyo al Empleo Formal (PAEF), through which the Government will make up to three monthly payments of 40% of the minimum wage, or, Ps. 351,000, per employee, to help companies pay the wages of their workers. On October 22, 2020, the Government announced that PAEF will continue until March 2021 to provide support to the labor market. The National Government, through the Ministry of Housing and the Ministry of Finance, announced a new measure to help the economy by boosting the construction sector, which has gradually resumed activities under strict public health safety protocols. The initiative consists of granting subsidies for the purchase of 200,000 housing units between 2020 and 2022, of which 100,000 will be designated as low-income housing and 100,000 will be for families of any income level, with certain pricing requirements.

The National Government, through Decree 789 of 2020, announced a temporary exclusion of VAT for specific products and services such as (i) chemical raw materials for medicines for the duration of the public health emergency; (ii) restaurants and cafeterias, until December 31, 2020; (iii) imported vehicles, until December 31, 2021 and (iv) hotel and tourism services, until December 31, 2020. The National Government announced on November 25, 2020 that the declaration of a health emergency will be extended until at least February 28, 2021.

Through Law 2073 of December 31, 2020, Colombia approved an increase in the country’s debt ceiling in the amount of U.S. $14.0 billion. This increase will give the Government sufficient flexibility in the budget and a prudent financing margin to face potential economic shocks.

According to a preliminary report from the Health Superintendency, the National Government allocated Ps. 5.1 trillion to the health sector during March 2020, corresponding to current income and budget advances that the National Government has made to the health sector through the Administradora de los Recursos del Sistema General de Seguridad Social en Salud (ADRES). These funds were used mainly to pay service providers. According to the preliminary report by Health Superintendency, the Health Promotion Agencies (EPS) allocated Ps. 1 trillion for investments, Ps. 1.3 billion for their current cash and paid a total of Ps. 4.1 trillion. Of the Ps. 4.1 trillion, 60% went to private or mixed institutional health service providers (IPS), 17% to public IPS and 23% went to other providers, including independent professionals, providers with a different corporate purpose, special patient transport, providers of supplies and medicine, as well as administrative expenses.

As of June 30, 2020, the Ministry of Health had received additional resources in the amount of Ps. 930 billion.

On September 15, 2020, the Government created an advisory body that will advise the Ministry of Health in the procurement and distribution of COVID-19 vaccines.

On November 24, 2020, the Government approved the purchase of 10 million doses of COVID-19 vaccines from Pfizer Inc. at a price of U.S. $12 per dose.

On December 18, 2020, the Government announced that the country had purchased 40 million doses of COVID-19 vaccines, enough for 20 million people, composed of 10 million doses from Pfizer Inc., 10 million doses from AstraZeneca and 20 million doses from the multilateral Covax agreement. On December 30, 2020, the Government announced that it signed an agreement with Janssen, a subsidiary of Johnson & Johnson, for the purchase of 9 million doses of Janssen’s single-dose COVID-19 vaccine, pending final regulatory approval of the Janssen vaccine. Vaccination is expected to begin in February 2021 and will have 5 phases, prioritizing those at higher risk, such as health workers and citizens over 80 years old.

On December 29, 2020, the Government issued Decree 1787 of 2020, which regulates the approval of emergency use of medicines used to treat and prevent COVID-19 that have not definitively concluded their clinical studies. On December 31, 2020, Pfizer Inc. filed an official request for authorization for the emergency use of its COVID-19 vaccine with the Instituto de Vigilancia de Alimentos y Medicamentos (Invima). Invima approved the request on January 5, 2021, allowing the use of the Pfizer Inc. vaccine as part of the national COVID-19 vaccination plan.

Recently, taking into account the growing number of COVID-19 infections, which, as of January 5, 2021, totaled 95,015 active cases, local governments have adopted measures to contain the spread of the virus, such as stay-at-home orders, restrictions on the sale of liquor and curfews. Some regions and local governments have requested the advice of the National Government.

Government and Political Parties

National development plans are published every four years and act as a framework for the Government’s goals, programs, and investment plans. The National Development Plan 2018—2022 (the “2018-2022 Plan”), approved on May 25, 2019, is focused on the assessment of the Republic’s progress and social advances and improvements. The 2018-2022 Plan is based on three main pillars: (i) rule of law, (ii) entrepreneurship and (iii) social justice.

•	Rule of Law: promotion of the rule of law, increasing security and the consolidation of peace;

•	Entrepreneurship: economic growth will be enhanced with an environment favorable to the creation and consolidation of a friendly business environment; and

•	Social Justice: promotion of social mobility and increased prosperity.

The 2018-2022 Plan aims to increase local, regional and national integration as well as reduce poverty and inequality and increase employment. Approximately Ps. 1.1 trillion will be invested in order to reach these objectives.

On November 30, 2017, Congress approved the final text of the draft bill which implemented the regulatory framework of the JEP (the “JEP Bill”). On August 15, 2018, the Constitutional Court declared the JEP Bill constitutional and on February 11, 2018, the Constitutional Court sent the JEP Bill to the President of the Congress and the President of the Republic for their signatures. On March 10, 2019, President Duque objected to six of the 159 articles of the JEP Bill. On April 8 and May 1, 2019, the Chamber of Representatives and the Senate, respectively, rejected the objections. On June 6, 2019, President Duque enacted the regulatory framework of the JEP into law. As of October 23, 2020, 12,617 Colombians were submitted to the JEP. Of that group, 9,764 were members of the FARC, 2,730 were members of the military, 111 were agents of the state and 12 were social protesters.

The JEP Peace Court’s division on Recognition of Truth and Responsibility has issued guidelines on proper sanctions and on works and activities with restorative-reparative content. The sanctions outlined in the guidelines will be applied to those who committed the most serious crimes of the armed conflict and will last from five to eight years. Participants who were not determined to have committed serious crimes will also be subject to sanctions for a period of two to five years. The sanctions require the carrying out of works and activities with restorative-repairing content and involve an effective restriction of freedoms and rights, such as freedom of residence and movement.

Corruption Investigations

On January 12, 2017, the Fiscalia General de la Nación initiated a corruption investigation into the activities of the Brazilian construction firm Odebrecht. While the investigation is still ongoing, to date, five people have been convicted, including two former public officials. On September 14, 2018, the Superintendencia de Industria y Comercio initiated a corruption investigation into Odebrecht’s actions in relation to the adjudication of the Ruta del Sol II highway concession. On December 13, 2018, a local court disqualified Odebrecht from bidding and contracting with the Republic for a period of 10 years.

On August 6, 2019, an arbitral tribunal ruled in favor of the Colombian Infrastructure Agency (“ANI”) in a claim filed by CONSOL, a construction consortium in which Odebrecht owns a 62% stake. The arbitral tribunal decided that ANI only needed to pay CONSOL Ps. 211 billion in construction costs and not the Ps. 2.3 trillion that were claimed to be due. On November 14, 2019, the Superintendencia de Sociedades ordered the judicial liquidation of Constructora Norberto Odebrecht de Colombia S.A.S., a company linked to Odebrecht, due to, among other reasons, the company’s default on its financial obligations and the fact that its liabilities were 484% of its assets.

Internal Security

The level of criminal activity in the Republic has generally decreased over the past two decades. In particular, violence by guerilla organizations has decreased. Incidents of homicide decreased from 12,782 in 2015 to 12,402 in 2016 and 12,237 in 2017. In 2018 and 2019 there were 12,923 and 12,925 homicides, respectively. Incidents of kidnapping decreased from 213 in 2015 to 207 in 2016, 195 in 2017, 176 in 2018 and 92 in 2019. Incidents of terrorism decreased from 443 in 2015 to 224 in 2016 and 123 in 2017. In 2018 and 2019, the number of terrorism incidents increased, with 152 and 209 registered cases, respectively. From January to September 2020, homicides decreased by 8.0% from 9,576 to 8,808 compared to the same period in 2019. From January to September 2020, kidnappings decreased by 8.5% from 71 to 65 compared to the same period in 2019, and incidents of terrorism increased by 78.5% from 177 to 316 compared to the same period in 2019.

Over the past two decades, Colombia has implemented various measures to address the violence associated with the guerilla movements, including bilateral negotiations, enactment of legislation to protect the victims of armed conflicts, increased investment and economic development in conflict areas and the introduction of social, political and economic reforms designed to improve living conditions, increase access to the political process and equalize the distribution of income.

On August 29, 2019, Ivan Marquez and Jesus Santrich (“Santrich”), former senior leaders of the FARC, announced that they would once again take up arms and return to conflict. On October 9, 2019, the FARC party, the successor of the guerrilla group, expelled all the guerrilla members that announced their rebellion. Several FARC dissidents, including Santrich, are requested in extradition by the United States for narcotrafficking and money laundering charges. Furthermore, in December 2020, the Consejo de Estado ruled that Santrich would no longer be a member of the House of Representatives for the 2018-2022 legislative period.

On September 30, 2019 the Presidential Counselor for Stabilization and Consolidation stated before a committee of Congress the Government’s continued commitment to the implementation of the peace agreements reached with the FARC. The Government has invested approximately Ps. 900 billion in projects related to the implementation of the peace agreements.

The Government has implemented security measures to protect ex-combatants. A total of 820 collective reparation actions have been performed for 62 native Colombian and 758 non-native Colombian victims. A total of 68 victim relocation plans have been authorized. Between August 2018 and December 2019, 41,370 hectares of illicit crops were eradicated. As of November 30, 2020, 1,842 productive projects employing 5,167 ex-combatants have been approved, for which Ps. 51,616 million have been allocated. A total of 25,677 ex-combatants have successfully completed the reintegration process, of which 73% have training for work.

On November 24, 2020, the National Government issued Decree No. 1543, which establishes the requirements for ex-combatants to have access to land to carry out productive projects and regulates the transfer of rural properties to those ex-combatants. On December 11, 2020, the National Reincorporation Council (CNR) approved a health program for 2021 benefitting ex-combatants in the process of reincorporation.

Other Domestic Initiatives

On March 6, 2018 the Government enacted Decree 437 of 2018, which establishes a public policy aimed at promoting religious tolerance and fostering religious freedom.

On April 17, 2018, the Government enacted Decree 660 of 2018, which seeks to provide comprehensive protection to all communities with the support and coordination of territorial entities. This decree was enacted within the framework of the peace agreement reached with the FARC.

On August 26, 2018, a referendum was held to decide on the implementation of certain anti-corruption measures. Seven questions were on the ballot. Although every single proposal received a 99% approval, none of the proposals met the minimum threshold of votes. On December 28, 2018, Law No. 1943 (the “Financing Law”) was signed by President Duque. The Financing Law, which entered into force on January 1, 2019, aims to increase Government revenues by approximately Ps. 7.5 trillion pesos. The Financing Law includes, among others, the following measures: (1) a new transactional tax on the sale of certain real estate; (2) a regular VAT for beer and for certain sugar drinks; (3) a 1% annual wealth tax on certain individuals for years 2019, 2020, and 2021; and (4) a tax on certain dividends at a rate of 7.5% or 15% depending on the nature of the recipient of the dividend. Further, the Financing Law strengthens the Direccion de Impuestos y Aduanas Nacionales de Colombia (“DIAN”); increases the Republic’s ability to collect fiscal revenues; promotes formal employment; incentivizes large-scale investments that create more than 250 new jobs; and promotes incentives for investment in sectors of the Orange economy, including cultural and creative industries such as architecture, audiovisual arts, digital services, fashion, graphic and industrial design, handcrafts, music and software.

On October 16, 2019, Congress approved the Budget Law for the year 2020 with a total budget of Ps. 271.7 trillion, and an increase in investment of Ps. 7.3 trillion.

On October 16, 2019, the Financing Law was declared unconstitutional by the Constitutional Court due to errors in the legislative approval process. The decision of the Constitutional Court is not retroactive and will be enforced starting January 1, 2020. On October 22, 2019, the Government presented to Congress a tax reform bill aimed at replacing the Financing Law (the “Economic Growth Law”). On December 27, 2019, the President of the Republic signed the Economic Growth Law (Law No. 2010), after it was approved by Congress. The law seeks to continue promoting economic development and creates the basis for reducing inequality gaps in the country. The Economic Growth Law includes the same provisions from the Financing Law and in addition includes four measures that seek to benefit the most vulnerable in the population: (i) a VAT refund to the 20% poorest in the population; (ii) a gradual reduction in health contributions, from 12% to 4%, by retirees who receive a minimum pension salary; (iii) incentives for companies to hire young people; and (iv) three days a year without VAT.

On November 24, 2019, President Duque signed Law No. 2111, which created the “Grupo Bicentenario,” an independent legal entity linked to the Ministry of Finance. Grupo Bicentenario serves as a financial holding entity overseeing the group of state entities that provide financial services, with the objective of expanding their portfolios, improving the quality of service, and protecting the savings and assets of Colombians.

On October 27, 2020, the Government announced that it introduced to Congress a bill titled “Integral Law for Transparency, Prevention and Fight Against Corruption” which intends to increase the Government’s means to confront corruption.

On December 12, 2020, the Board of Directors of the Banco de la República elected economist Leonardo Villar Gómez as the new governor of the Banco de la República, effective January 4, 2021. Mr. Villar currently serves as a Deputy Executive Director of the OECD at the IMF and will be replacing Dr. Juan José Echavarría, who did not seek re-election to a second four-year term.

Pact for the Construction of Peace: Culture of Legality, Coexistence, Stabilization and Victims (“2018-2022 Pact”)

The National Development Plan 2018—2022, presented and approved by Congress in May 2019, also approved the 2018-2022 Pact, which aims to build a culture of legality based on the essential relationship between security and justice for a peaceful coexistence. A budget of Ps. 37.1 trillion was approved to fund the 2018-2022 Pact. The main objectives of the 2018-2022 Pact include (i) increased investments in the municipalities most affected by violence; (ii) welfare and assistance programs focused on 1.7 million vulnerable individuals and (iii) increased efficiency in the use of resources aimed at providing reparations to approximately 1.3 million victims of the armed conflict.

Humanitarian Crisis in Venezuela

Beginning in 2017, Venezuela began to experience a severe political, economic and humanitarian crisis that has impacted the Andean Region as a whole, and Colombia in particular. The Government estimates that as of December 31, 2018, 1.2 million Venezuelans were living in Colombia in search of work, housing and food security, an increase from 0.2 million in May of 2017.

On November 23, 2018, the Department of National Planning published CONPES 3950 (“CONPES 3950”), aimed at addressing the influx of Venezuelan migrants. The action plan aims to provide health care and education to Venezuelan migrants. The plan further provides for increased attention to children and the elderly. The provision of water, food and housing is also addressed. A total of Ps. 422.8 million have been directed for these purposes.

In its report of June 2019, (the “2019 Report”) the Comité Consultivo de la Regla Fiscal (the “Fiscal Rule Advisory Council”) recommended that the Government budget an additional deficit of 0.5%, 0.4%, 0.3%, 0.2% and 0.1% of GDP for 2019, 2020, 2021, 2022 and 2023, respectively, in order to address the influx of Venezuelan migrants. During the first eight months of 2019, Colombia received U.S. $96 million in foreign aid to address the Venezuelan migrant crisis.

On January 23, 2019, the Government of Colombia recognized and expressed its full support to the President of the National Assembly, Juan Guaidó, who was designated by the Venezuelan National Assembly as interim president of the Bolivarian Republic of Venezuela. Additionally, the Government ratified the decision to continue to strongly support the recovery of democracy in Venezuela. Colombia is a member of the Lima Group, a group of 14 western hemisphere nations that has recognized the Guaidó administration and is proposing efforts to reinstall democracy in Venezuela.

According to the Director of Migración Colombia, as of September 30, 2020, there are 1,715,831 Venezuelans in Colombia, some of whom have demonstrated a desire to return to Venezuela. Around 62,000 Venezuelans have already returned to Venezuela through a humanitarian return process led by the Government with the cooperation of regional authorities, the Attorney General’s Office and the Ombudsman’s Office.

On May 26, 2020, the international donors conference in solidarity with Venezuelan refugees and migrants was held. Delegates from more than 60 countries, as well as from United Nations agencies, such as the Office of the United Nations High Commissioner for Refugees (UNHCR) and the International Organization for Migration (IOM), and financial institutions, participated in the online meeting and pledged a total of 2,544 million euros in contributions for the countries who received most of the Venezuelan refugees, including Colombia, to address their living conditions.

Hurricane Damage

During the first two weeks of November 2020, hurricanes Eta and Iota hit the archipelago of San Andrés, Providencia and Santa Catalina. On the island of Providencia, approximately 98% of the infrastructure suffered structural damage. Similarly, on the island of San Andrés, 1,400 homes, 60 commercial establishments and 100 accommodations were partially damaged, and 15 houses were totally destroyed. Further, Hurricane Eta caused flooding in the Department of Magdalena that affected 26,000 people. On November 20, 2020, the IDB approved a donation of U.S. $400,000 for the purchase of goods such as drinking water, food and other basic necessities. On December 14, 2020, the Government announced a plan to rebuild the islands, called Plan 100, that aims to start in January 2021 and finish by April 2021.

Accession to the OECD

On April 28, 2020, the Republic officially became a member of the Organization for Economic Cooperation and Development (OECD).

Economy

Gross domestic product

Real GDP grew by 3.0%, 2.1% and 1.4% in 2015, 2016 and 2017, respectively, and, based on preliminary figures, by 2.5% in 2018 and 3.3% in 2019. According to preliminary figures, real GDP grew 3.0%, 3.1%, 3.5% and 3.5% respectively, during the first, second, third and fourth quarters of 2019, compared to the same quarters in 2018. According to preliminary figures, GDP grew 1.2% in the first quarter of 2020 compared to an increase of 3.0% during the same period in 2019. GDP decreased by 15.8% and 9.0% in the second and third quarters of 2020, respectively, compared to the same periods in 2019. The decrease in the second and third quarters of 2020 was mainly due to the public health emergency and related economic shutdown caused by the COVID-19 pandemic. The economic activities that contributed the most to the decrease during the nine-month period ended September 30, 2020, were entertainment activities which decreased by 23.3%, retail and transport which decreased by 17.5%, construction which decreased by 22.9%, and mining which decreased by 14.5%. Based on projections by the Ministry of Finance, real GDP is expected to decrease by 6.8% in 2020, mainly due to the impact of the economic and public health crisis related to the COVID-19 pandemic.

The services sector has traditionally been the largest sector of the Colombian economy. In 2019, the services sector increased by 4.3% in real terms and represented 58.1% of GDP. The manufacturing sector increased by 1.6% in real terms in 2019 and represented approximately 11.9% of GDP in 2019. The agriculture, livestock, fishing, forestry and hunting sector also has traditionally played an important role in the Colombian economy. Production in this sector increased by 1.9% in real terms in 2019, and the sector represented 6.2% of GDP in 2019. Construction activity decreased by 2.0% in real terms in 2019 and represented 6.5% of GDP in 2019. Mining and quarrying (including oil) increased by 2.1% in real terms in 2019 and represented 5.0% of GDP in 2019. Electricity, gas and water grew by 2.8% in real terms in 2019 and represented 3.0% of GDP in 2019.

According to preliminary figures, for the nine months ended September 30, 2020, the agriculture, livestock, fishing, forestry and hunting sector increased by 2.8%; the manufacturing sector decreased by 11.1%; the mining and quarrying sector decreased by 14.5%; the construction sector decreased by 22.9%; and the electricity, gas and water sector decreased by 3.1%, in each case compared to the same period in 2019.

Impact of Oil Prices

The mining and quarrying sector (including oil) is a significant contributor to the Colombian economy and a principal source of exports. The mining and quarrying sector decreased by 1.1%, 2.9% and 5.8% in real terms in 2015, 2016 and 2017, respectively. According to preliminary figures, the mining and quarrying sector contracted by 1.9% in real terms in 2018 and increased by 2.0% in real terms in 2019. According to preliminary figures, for the nine-month period ended September 30, 2020, the mining and quarrying sector contracted by 14.5% compared to the same period in 2019. Oil and its derivatives accounted for 40.4% of total exports in 2015, 34.0% in 2016, 35.0% in 2017, 40.2% in 2018 and 40.4% in 2019.

Principal Sectors of the Economy

Mining and Petroleum

Colombia holds substantial reserves of petroleum, natural gas, coal, minerals, precious metals and precious and semi-precious stones, including nickel, gold, silver, platinum and emeralds. It is among the world’s leading exporters of emeralds, gold and coal. According to statistics compiled by DANE, the mining and quarrying sector as a whole (including the petroleum industry) accounted for approximately 5.0% of GDP in 2019 compared to 5.1% in 2018. Mining and quarrying sector production increased in 2019 by 2.0% compared to a decrease of 1.9% in 2018. According to preliminary figures, in 2020, the mining and quarrying sector decreased by 2.7%, 21.6% and 19.1% in the first, second and third quarters, respectively, compared to the same periods in 2019.

Services

The services sector accounted for 58.1% of GDP in 2019 and grew by 3.6%, 2.4%, 2.6%, 3.4% and 4.3% in in real terms in 2015, 2016, 2017, 2018 and 2019, respectively. According to preliminary figures, during the nine-month period ended September 30, 2020, the service sector contracted 2.0% compared to the same period in 2019.

In the first quarter of 2020, the number of internet broadband connections exceeded the Government’s target, reaching a total of 36.9 million broadband subscribers, a 5.5% increase from the same quarter in 2019.

Role of the State in the Economy

Ecopetrol reported a net profit of Ps. 13.3 trillion in 2019, the highest net profit in 6 years, compared with a net profit of Ps. 11.6 trillion in 2018. The increase was mainly due to efficiencies in the operating performance and commercial positioning within the oil markets, which generated greater value. These efficiencies provided for an increase in local and international exploration and production and an increase in oil reserves. For the nine-month period ended September 30, 2020, Ecopetrol reported a net profit of Ps. 855 billion compared with a net profit of Ps. 3.0 trillion for the same period in 2019. The decrease in the net profit is mainly due to a sharp decrease in oil prices caused by external economic shocks and the COVID-19 pandemic, which resulted in reduced global oil demand.

ISA reported a net profit of Ps. 1.6 trillion in 2019, compared to a net profit of Ps. 1.5 trillion in 2018. For the nine-month period ended September 30, 2020, ISA reported a net profit of Ps. 1.4 trillion, compared to a net profit of Ps. 1.2 trillion during the same period in 2019.

Employment and Labor

The following table presents national monthly average rates of unemployment from January 2015 through October 2020, according to the methodology adopted by DANE:

National Monthly Unemployment Rates(1)

	2015	2016	2017	2018	2019	2020
January	10.8%	11.9%	11.7%	11.8%	12.8%	13.0%
February	9.9	10.0	10.5	10.8	11.8	12.2
March	8.9	10.1	9.7	9.4	10.8	12.6
April	9.5	9.0	8.9	9.5	10.3	19.8
May	8.9	8.8	9.4	9.7	10.5	21.4
June	8.2	8.9	8.7	9.1	9.4	19.8
July	8.8	9.8	9.7	9.7	10.7	20.2
August	9.1	9.0	9.1	9.2	10.8	16.8
September	9.0	8.5	9.2	9.5	10.2	15.8
October	8.2	8.3	8.6	9.1	9.8	14.7
November	7.3	7.5	8.4	8.8	9.3	13.3
December	8.6	8.7	8.6	9.7	9.5	—

(1)	Unemployment rate is defined as the unemployed population divided by the labor force.

Source: DANE.

The following table presents national quarterly average rates of employment by gender for the periods indicated:

National Quarterly Employment Rates by Gender

	2015		2016		2017		2018		2019		2020
	Women	Men	Women	Men	Women	Men	Women	Men	Women	Men	Women	Men
First Quarter	46.3%	69.2%	46.4%	68.6%	46.0%	68.5%	45.3%	68.0%	45.1%	67.4%	42.6%	65.6%
Second Quarter	48.7%	69.9%	48.4%	69.2%	48.7%	69.6%	47.7%	69.2%	46.0%	67.6%	33.1%	54.7%
Third Quarter	48.4%	69.4%	47.7%	69.4%	47.5%	69.3%	47.3%	69.2%	45.6%	67.3%	36.2%	61.1%
Fourth Quarter	49.7%	72.0%	49.5%	71.1%	48.9%	70.2%	47.6%	69.9%	46.7%	69.2%	—	—

Source: DANE.

The following tables present the distribution of national employment by sector of the economy for the periods indicated:

National Quarterly Employment Rates by Sector

	2015
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	16.3%	15.4%	15.9%	16.8%
Mining and quarrying	0.8%	1.0%	1.1%	0.8%
Manufacturing	12.2%	12.2%	11.2%	11.8%
Electricity, gas and water supply	0.6%	0.5%	0.5%	0.5%
Construction	6.4%	6.1%	6.3%	6.2%
Retail, hotels and restaurants	27.4%	27.1%	27.8%	27.5%
Transport, storage and communications	8.5%	8.4%	8.1%	7.7%
Financial intermediation	1.4%	1.3%	1.4%	1.3%
Real estate, renting and business activities	7.4%	7.7%	7.5%	7.8%
Community, social and personal services	19.0%	20.2%	20.2%	19.6%
Total	100.0%	100.0%	100.0%	100.0%

	2016
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	16.0%	15.8%	16.3%	16.3%
Mining and quarrying	0.9%	0.9%	1.0%	0.6%
Manufacturing	11.0%	11.6%	11.3%	12.1%
Electricity, gas and water supply	0.6%	0.5%	0.4%	0.6%
Construction	6.4%	6.4%	6.2%	6.2%
Retail, hotels and restaurants	28.2%	27.6%	27.9%	27.8%
Transport, storage and communications	8.5%	8.0%	7.9%	7.7%
Financial intermediation	1.5%	1.4%	1.5%	1.5%
Real estate, renting and business activities	7.7%	7.9%	7.8%	8.1%
Community, social and personal services	19.3%	19.8%	19.6%	19.2%
Total	100.0%	100.0%	100.0%	100.0%

	2017
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	16.2%	16.4%	16.9%	17.1%
Mining and quarrying	0.8%	1.0%	1.0%	0.6%
Manufacturing	11.5%	12.2%	11.2%	12.2%
Electricity, gas and water supply	0.5%	0.5%	0.5%	0.5%
Construction	6.1%	6.0%	6.1%	6.3%
Retail, hotels and restaurants	27.8%	26.6%	27.1%	27.2%
Transport, storage and communications	8.5%	8.1%	7.9%	7.9%
Financial intermediation	1.4%	1.4%	1.4%	1.3%
Real estate, renting and business activities	8.1%	8.1%	8.3%	8.3%
Community, social and personal services	19.2%	19.8%	19.7%	18.6%
Total	100.0%	100.0%	100.0%	100.0%

	2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	17.1%	16.1%	16.5%	17.3%
Mining and quarrying	0.9%	1.1%	1.1%	0.7%
Manufacturing	11.6%	12.1%	11.9%	12.6%
Electricity, gas and water supply	0.6%	0.6%	0.6%	0.5%
Construction	5.8%	6.0%	6.4%	6.7%
Retail, hotels and restaurants	27.5%	26.7%	27.0%	26.1%
Transport, storage and communications	8.2%	8.0%	7.9%	7.8%
Financial intermediation	1.3%	1.3%	1.5%	1.4%
Real estate, renting and business activities	8.1%	7.8%	7.6%	7.8%
Community, social and personal services	19.0%	20.3%	19.6%	19.0%
Total	100.0%	100.0%	100.0%	100.0%

	2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	15.9%	15.2%	15.9%	16.3%
Mining and quarrying	0.9%	0.9%	0.9%	0.7%
Manufacturing	11.6%	12.3%	11.5%	11.4%
Electricity, gas and water supply	0.6%	0.6%	0.7%	1.0%
Construction	6.4%	6.5%	6.8%	7.1%
Retail, hotels and restaurants	27.7%	27.2%	26.9%	26.9%
Transport, storage and communications	8.2%	8.2%	7.8%	8.1%
Financial intermediation	1.5%	1.5%	1.5%	1.3%
Real estate, renting and business activities	7.8%	7.7%	7.7%	7.5%
Community, social and personal services	19.6%	20.4%	20.4%	19.7%
Total	100.0%	100.0%	100.0%	100.0%

	2020
	First Quarter	Second Quarter	Third Quarter
Agriculture, fishing, hunting and forestry	15.4%	17.3%	17.9%
Mining and quarrying	0.8%	1.4%	1.0%
Manufacturing	10.9%	10.5%	11.0%
Electricity, gas and water supply	1.2%	1.3%	1.2%
Construction	6.8%	6.1%	7.2%
Retail, hotels and restaurants	26.6%	25.8%	25.3%
Transport, storage and communications	9.0%	8.7%	8.2%
Financial intermediation	1.5%	1.6%	1.4%
Real estate, renting and business activities	7.7%	7.8%	7.3%
Community, social and personal services	20.0%	19.4%	19.6%
Total	100.0%	100.0%	100.0%

Source: DANE. Calculations: Ministry of Finance.

Foreign Trade and Balance of Payments

Balance of Payments

In June 2014, Banco de la República adopted the sixth edition of the IMF’s Balance of Payments Manual framework and incorporated changes in balance of payments statistics from 2000 onward. The key changes from the fifth edition to the sixth edition of the IMF’s Balance of Payments Manual methodology include the reclassification of accounts within the balance of payments. On the current account side, a financial intermediation services account (FISIM) has been created and is included within the services account. The corresponding information was previously incorporated in the income line.

On the capital account side, loans between affiliates (for nonfinancial sector companies), which had previously been incorporated within the loans account, are now included in the direct investment account. Furthermore, changes in the format for the presentation of information have been incorporated. Additionally, measurements of exports in the table “Balance of Payments” are different from the table “Exports (FOB) by Group of Products” and from the table “Trends in the Composition of Exports”, because these two latter tables do not incorporate special trade operations and commerce from the Free Trade Zones.

According to provisional figures, Colombia’s current account registered a deficit of U.S. $13,758 million in 2019 compared to a deficit of U.S. $13,118 million in 2018. According to preliminary figures, the current account registered a deficit of U.S. $6,058 million during the nine-month period ended September 30, 2020, compared to a deficit of U.S. $10,588 million for the same period in 2019. The decrease in the deficit was mainly due to decrease in imports as a result of reduced economic activity occasioned by the COVID-19 pandemic. The financial account registered a deficit of U.S. $12,851 million in 2019 compared to a U.S. $12,415 million deficit in 2018. According to preliminary numbers, the financial account registered a deficit of U.S. $5,595 million during the nine-month period ended September 30, 2020, compared to a deficit of U.S. $10,106 million for the same period in 2019. The decrease in the deficit was mainly due to a decrease in foreign direct investment. The increase in the current account deficit in 2019 compared to 2018 was due to an increase in imports relative to exports. The increase in the financial account deficit in 2019 compared to 2018 was due to a decrease in the net acquisition of financial assets and an increase in net liabilities incurred.

The following table presents the balance of payments figures for the periods indicated based on the sixth edition of the IMF’s Balance of Payments Manual:

Balance of Payments(1)(2)(3)(4)

	For the Year ended December 31,
Account	2015	2016	2017	2018	2019
Current Account	(18,564)	(12,036)	(10,241)	(13,118)	(13,758)
Credit (Exports)	56,725	53,537	61,202	68,793	69,041
Debit (Imports)	75,289	65,573	71,443	81,911	82,798
Goods and Services	(18,267)	(12,705)	(8,447)	(8,997)	(12,362)
Credit (Exports)	45,998	41,834	48,238	54,092	52,331
Debit (Imports)	64,265	54,540	56,685	63,089	64,693
Goods	(13,479)	(9,176)	(4,470)	(5,144)	(8,451)
Credit (Exports)	38,572	34,063	39,777	44,440	42,368
Debit (Imports)	52,051	43,239	44,247	49,584	50,818
Services	(4,788)	(3,530)	(3,977)	(3,853)	(3,911)
Credit (Exports)	7,426	7,771	8,461	9,653	9,963
Debit (Imports)	12,214	11,301	12,438	13,505	13,874
Primary Income	(5,727)	(5,229)	(8,405)	(11,764)	(10,100)
Credit (Exports)	4,483	4,996	5,479	6,117	7,044
Debit (Imports)	10,211	10,225	13,884	17,881	17,144
Secondary Income	5,430	5,898	6,611	7,643	8,704
Credit (Exports)	6,243	6,706	7,484	8,584	9,666
Debit (Imports)	813	808	873	941	962
Financial Account	(18,244)	(12,273)	(9,558)	(12,415)	(12,852)
Direct Investment	(7,506)	(9,330)	(10,147)	(6,409)	(11,095)
Net Acquisition of Financial Assets	4,218	4,517	3,690	5,126	3,219
Equity and Investment Fund Share	5,283	4,975	3,386	3,656	3,366
Debt Instruments	(1,065)	(458)	304	1,471	(147)
Net Incurrence of Liabilities	11,724	13,848	13,837	11,535	14,314
Equity and Investment Funds Share	9,718	9,176	12,043	9,931	11,903
Debt Instruments	2,006	4,672	1,794	1,604	2,411
Portfolio Investment	(9,166)	(4,839)	(1,617)	1,297	283
Net Acquisition of Financial Assets	(475)	5,190	6,200	1,646	541
Equity and Investment Fund Share
Debt Securities	(475)	5,190	6,200	1,646	541
Net Incurrence of Liabilities	8,691	10,029	7,817	349	258
Equity and Investment Fund Share	640	(363)	472	(823)	(1,232)
Debt Securities	8,051	10,392	7,345	1,172	1,490
Financial Derivatives and Options to Purchase Shares Employees	1,956	(621)	365	21	84
Net Acquisition of Financial Assets	(223)	(794)	(169)	(473)	(405)
Net Incurrence of Liabilities	(2,179)	(173)	(534)	(494)	(489)
Other Investments	(3,943)	2,353	1,296	(8,511)	(5,457)
Net Acquisition of Financial Assets	540	2,879	(387)	407	(3,385)
Net Incurrence of Liabilities	4,483	526	(1,683)	8,918	2,072
Reserve Assets	415	165	545	1,187	3,333
Net Errors and Omissions	320	(237)	683	703	906
Memorandum of the Financial Account Excluding Reserve Assets	(18,660)	(12,438)	(10,103)	(13,602)	(16,185)

(1)	Data for 2019 and 2018 are preliminary and data for 2017, 2016 and 2015 are revised.
(2)

The calculation of the change in international reserves is made based on the 6th edition of the IMF Balance of Payments Manual, following the recommendation not to include in this calculation changes due to exchange rate and price valuations.

(3)	Other financial corporations are institutional units that provide financial services, and which assets and liabilities are, in general, not available in open financial markets.
(4)

Non-financial companies are companies whose main activity is the production of market non-financial goods or services. Legally constituted companies, branches of non-resident companies, quasi-corporations, hypothetical resident units that own land and resident non-profit institutions that are market producers of non-financial goods or services belong to this category.

Source: Banco de la República—Economic Studies.

According to Banco de la República, exports of goods decreased by 4.6% in 2019 compared to 2018, principally due to a 23.9% decrease in exports of coal. Nontraditional exports, including emeralds, increased by 1.6%, from U.S. $14,788 million in 2018 to U.S. $15,032 million in 2019. Among industry exports, the largest increases among the categories of specifically identified export products were registered by paper production and manufacturing, which increased by 9.4%, and chemicals, which increased by 4.7%. Exports of goods in 2019 totaled approximately U.S. $39,489 million, including oil and its derivatives (40.4% of total exports), coal (14.4% of total exports), coffee (5.8% of total exports), nickel (1.4% of total exports) and nontraditional exports (38.1% of total exports). During the nine-month period ended September 30, 2020 exports of goods decreased 35.5% compared to the same period of 2019, mainly due to a significant reduction of oil exports. During the nine-month period ended September 30, 2020, non-traditional exports decreased to U.S. $10,807 million or 3.8% compared to U.S. $11,236 million during the same period in 2019. Among industry exports, the largest decreases among the categories of specifically identified export products were registered by emeralds which decreased by 80.7%, mainly due to a reduction in demand caused by the economic crisis caused by the COVID-19 pandemic.

According to preliminary figures supplied by DANE and DIAN, exports of goods totaled U.S. $2,627 million FOB in October of 2020, representing a 21.0% decrease compared to the same month in 2019, mainly due to a 42.7% decrease in the sales of the group of fuels and products of the extractive industry. For the ten months ended on October 31, 2020 exports decreased by 23.3% to U.S. $25,476.8 million FOB compared to the same period in 2019. For the ten months ended on October 31, 2020, exports of fuels and products of extractive industries decreased by 39.8% to U.S. $11,251.6 million FOB compared to same period of 2019, mainly due to a 46.3% drop in external sales of petroleum, petroleum products and related products.

Geographic Distribution of Trade

The following tables show the destination and origin, respectively, of Colombia’s exports and imports for the periods indicated.

Merchandise Exports to Major Trading Partners

	2015(1)	2016(1)	2017(1)	2018(1)	2019(1)	For the eleven months ended November 30, 2020(1)
	(percentage of total exports)
United States	27.8%	32.1%	27.9%	25.5%	29.2%	28.7%
Venezuela	2.9%	1.9%	0.8%	0.8%	0.5%	0.6%
China	6.4%	3.7%	5.8%	10.0%	11.6%	8.9%
Netherlands	4.1%	3.8%	4.1%	2.5%	3.1%	2.4%
Ecuador	4.1%	3.8%	3.9%	4.4%	4.9%	4.6%
Panama	6.7%	6.4%	6.5%	7.0%	6.0%	4.6%
Spain	4.4%	3.6%	2.6%	2.8%	1.3%	1.5%
Chile	2.0%	2.1%	2.7%	2.8%	2.5%	2.6%
Peru	3.2%	3.3%	3.0%	2.8%	2.9%	2.7%
Brazil	3.3%	3.1%	3.6%	3.7%	3.7%	3.9%
India	1.5%	0.7%	0.7%	1.3%	0.9%	2.2%
United Kingdom	1.8%	1.5%	1.1%	1.0%	1.2%	1.2%
Switzerland	1.2%	1.2%	0.9%	0.8%	0.4%	0.4%
Others	30.5%	32.6%	36.4%	34.5%	31.9%	35.7%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100%

Totals may differ due to rounding.

1:	Preliminary.

Sources: DANE.

Merchandise Imports by Major Trading Partners(1)

	2015(2)	2016(2)	2017(2)	2018(2)	2019(2)	For the nine months ended September 30, 2020(2)
	(percentage of total imports)
United States	28.6%	26.4%	26.0%	25.2%	25.1%	25.1%
Mexico	7.2%	7.7%	7.6%	7.8%	7.5%	6.8%
China	18.5%	19.2%	18.9%	20.6%	20.8%	23.8%
Panama	0.2%	0.1%	0.1%	0.1%	0.1%	0.0%
Switzerland	0.8%	0.9%	0.9%	0.9%	0.9%	1.0%
South Korea	2.1%	1.9%	1.7%	1.6%	1.3%	1.5%
Germany	4.3%	3.8%	4.1%	4.3%	4.2%	3.9%
Brazil	3.9%	4.7%	5.0%	5.5%	6.0%	5.2%
Chile	1.4%	1.6%	1.5%	1.4%	1.2%	1.4%
Japan	2.2%	2.5%	2.7%	2.5%	2.3%	2.1%
Spain	1.7%	2.0%	2.1%	1.9%	1.9%	1.8%
Uruguay	0.1%	0.2%	0.1%	0.1%	0.1%	0.2%
Ecuador	1.5%	1.8%	1.6%	1.6%	1.6%	1.9%
Others	27.4%	27.1%	27.8%	26.4%	26.9%	25.2%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100%

Totals may differ due to rounding.

1:	Correspond to country of purchase.
2:	Preliminary

Sources: DANE and National Directorate of Customs and Taxes.

Colombia’s major trading partners classified by exports are the United States, the European Union and China. Exports to the United States were U.S. $11.5 billion in 2019 compared to U.S. $10.7 billion in 2018. According to preliminary figures, exports to the United States were U.S. $7.3 billion for the period from January to October 2020 compared to U.S. $9.7 billion in the same period of 2019.

Exports to the European Union were U.S. $4.6 billion in 2019 compared to U.S. $4.9 billion in 2018. According to preliminary figures, exports to the European Union totaled U.S. $3.3 billion for the period from January to October 2020, compared to U.S. $ 4.0 billion in the same period in 2019.

Exports to China were U.S. $4.6 billion in 2019 compared to U.S. $4.2 billion in 2018. According to preliminary figures, exports to China totaled U.S. $2.3 billion for the period from January to October 2020 compared to U.S. $3.8 billion in the same period in 2019.

Colombia’s major trading partners classified by imports are the United States, China and México. Imports from the United States were U.S. $13.3 billion in 2019 compared to U.S. $13.0 billion in 2018. According to preliminary figures, imports from the United States were U.S. $8.0 billion for the period from January to September 2020 compared to U.S. $10.1 billion during the same period in 2019.

Imports from China totaled U.S. $11.0 billion in 2019 compared to U.S. $10.5 billion in 2018. According to preliminary figures, imports from China for the period from January to September 2020 totaled U.S. $7.5 billion compared to U.S. $8.1 billion during the same period in 2019.

Imports from México totaled U.S. $3.9 billion in 2019 compared to U.S. $3.9 billion in 2018. According to preliminary figures, imports from México for the period from January to September 2020 totaled U.S. $2.1 billion, compared to U.S. $2.9 billion during the same period in 2019.

Monetary System

Financial sector

As of September 30, 2020, Colombia’s financial sector had a total gross loan portfolio of Ps. 515.0 trillion compared to Ps. 485.6 trillion as of September 30, 2019. Past due loans totaled Ps. 24.2 trillion as September 30, 2020 compared to Ps. 21.4 trillion as of September 30, 2019. Past due loans were 4.7% of total loans as of September 30, 2020 and 4.4% of total loans as of September 30, 2019. Provisions as a percentage of past due loans were 149.2% as of September 30, 2020 compared to 141.2% as of September 30, 2019.

The aggregate net technical capital (or solvency ratio) of Colombian banks was 16.2% of risk-weighted assets as of September 30, 2020 compared to 14.9% as of September 30, 2019. Risk-weighted assets increased to Ps. 540.3 trillion as of September 30, 2020, from Ps. 515.5 trillion as of September 30, 2019

The following table shows the results of the financial sector as of and for the 12 months ended September 30, 2019:

Selected Financial Sector Indicators

(in millions of pesos as of and for

the 12 months ended September 30, 2019)

	Assets	Liabilities	Net Worth	Earnings
Banks	Ps. 666,162,421	Ps. 577,271,645	Ps. 88,890,776	Ps. 8,499,860
Non-Banking Financial Institutions(1)	34,566,176	21,881,361	12,684,815	1,555,473
Special State-Owned Institutions(2)	78,112,692	47,264,184	30,848,507	3,029,531

Total	Ps. 778,841,288	Ps. 646,417,190	Ps. 132,424,098	Ps. 13,084,864

(1)	Includes financial corporations, commercial financing companies and cooperatives.
(2)	Includes FDN, Bancoldex, FINDETER, FINAGRO, FONADE, FNA, FOGAFIN, FOGACOOP, FNG, ICETEX.

Source: Financial Superintendency.

The following table shows the results of the financial sector as of and for the 12 months ended September 30, 2020:

Selected Financial Sector Indicators

(in millions of pesos as of and for

the 12 months ended September 30, 2020)

	Assets	Liabilities	Net Worth	Earnings
Banks	Ps. 739,823,593	Ps. 648,426,025	Ps. 91,397,568	Ps. 3,930,618
Non-Banking Financial Institutions(1)	37,194,503	22,927,140	14,267,363	1,253,281
Special State-Owned Institutions(2)	89,664,496	52,299,117	37,365,379	3,826,403

Total	Ps. 866,682,592	Ps. 723,652,282	Ps. 143,030,310	Ps. 9,010,302

(1)	Includes financial corporations, commercial financing companies and cooperatives.
(2)	Includes Financiera FDN, Bancoldex, FINDETER, FINAGRO, FONADE, FNA, FOGAFIN, FOGACOOP, FNG, ICETEX.

Source: Financial Superintendency.

Interest rates and inflation

Consumer inflation (as measured by the change in the consumer price index, or “CPI”) for 2017 was 4.1% compared to 5.8% in 2016. The 12-month change in the CPI as of December 2018 was 3.2%. This decrease in consumer inflation was mainly attributable to a decrease in the annual increase in the prices of food (2.4%) and clothing (0.3%). As of December 31, 2019, the CPI totaled 3.8%, which increase was mainly due to an increase in the prices of food and non-alcoholic beverages (5.80%), education (5.75%) and alcoholic beverages (5.48%). The 12-month change in CPI as of December 31, 2020 was 1.6%. Inflation in the health services (5.0%), food and non-alcoholic beverages (4.8%), restaurants and hotels (3.4%) sectors grew more than the national average.

Producer price inflation (as measured by the change in the producer price index, or “PPI”) for 2017 was 3.3% compared to 2016. As of December 31, 2018, the year-over-year PPI was 2.3%. The increase in the year-over-year PPI was mainly due to an increase in prices of agriculture, livestock, hunting, forestry and fishing of 4.6%. As of December 31, 2019, the year-over-year PPI was 6.1%. The increase in the year-over-year PPI was mainly due to an increase in prices of mining (9.7%) and agriculture, livestock and fishing (6.5%). As of December 31, 2020, the year-over-year PPI decreased 0.9%, mainly due to a decrease in prices because of the COVID-19 pandemic.

The average short-term composite reference rate (depósitos a término fijo, or “DTF”) increased from 4.6% in 2015 to 6.8% in 2016. The average DTF for 2017 was 6.0%. The average DTF for 2018 was 4.7%. The average DTF for 2019 was 4.5%. As of December 31, 2020, the DTF was 1.9%.

The following table shows changes in the CPI and the PPI and average 90-day deposit rates for the periods indicated.

Inflation and Interest Rates

Period	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-Term Reference Rate (DTF)(2)
2015	5.3	5.5	4.6
2016	5.5	2.2	6.8
2017	5.0	3.3	6.0
2018	3.2	5.0	4.5
2019
January	3.5	2.7	4.6
February	3.2	3.8	4.6
March	3.3	4.7	4.6
April	3.3	5.9	4.5
May	3.3	5.3	4.5
June	3.4	3.8	4.5
July	3.8	4.6	4.5
August	3.7	5.0	4.4
September	3.8	3.8	4.5
October	3.8	2.4	4.4
November	3.8	4.0	4.4
December	3.8	6.1	4.5
2020
January	3.6	4.7	4.5
February	3.7	2.7	4.5
March	3.8	(0.2)	4.5
April	3.5	(4.8)	4.6
May	2.8	(5.2)	4.3
June	2.2	(1.9)	3.8
July	2.0	(1.0)	3.3
August	1.9	(0.3)	2.8
September	2.0	(1.3)	2.4
October	1.7	(0.7)	2.0
November	1.5	(0.6)	2.0
December	1.6	(0.9)	1.9

1:	Percentage change over the previous 12 months at the end of each month indicated.
2:	Average for each of the years 2014-2017 and, for each indicated month in 2018, 2019 and 2020, year-on-year of the DTF, as calculated by the Financial Superintendency.

Sources: DANE and Banco de la República.

On August 1, 2014, due to continued weakness in global demand and lower oil and raw material prices, Banco de la República increased the discount rate by 25 basis points to 4.25%. On September 1, 2014, Banco de la República increased the discount rate to 4.5% to combat higher seasonal inflation in entertainment services (2.8%) and transportation (3.2%) in the last quarter of the year. Through August 2015, Banco de la República maintained the interest rate at 4.5% due to a smaller increase in inflation than had been projected, lower economic growth in the United States and the Euro Zone, the risk of a greater deterioration in the Chinese economy, including the recent Yuan devaluation, low oil prices, low international demand and a possible increase in the United States interest rates by the Federal Reserve. As a result of accelerated increases in the consumer price index, from September 2015 to September 2016, Banco de la República adjusted the discount rate eleven times from 4.50% to a high of 7.75%. These increases were made because Banco de la República decided to phase out its monetary stimulus due to the increase in the consumer inflation caused by higher food prices, the effects of the weather phenomenon “El Niño” and the continued weakness in global demand and lower oil and raw material prices. As of November 30, 2016, Banco de la República maintained the discount rate at 7.75% due to an expected decrease in growth of commercial partners in 2016. On December 16, 2016, Banco de la República decreased the discount rate by 25 basis points to 7.50% mainly because of a decrease in inflation and an expected downturn in global economic growth. From December 2016 to December 2019, Banco de la República adjusted the discount rate twelve times from 7.75% to a low of 4.25%. These decreases were made because of a reduction in consumer inflation since September 2016. On March 27, 2020, Banco de la República decreased the discount rate by 50 basis points to 3.75% due to COVID-19, which directly affected domestic economic activity and contracted international trade, including a collapse in the price of oil. On April 30, 2020, Banco de la República decreased the discount rate by an additional 50 basis points to 3.25% as a countercyclical monetary policy stance in response to the global economic collapse caused by the COVID-19 pandemic. On May 29, 2020, Banco de la República decreased the discount rate by an additional 50 basis points to 2.75% as a countercyclical measure in response to the COVID-19 pandemic. On June 30, 2020, Banco de la República decreased the discount rate by an additional 25 basis points to 2.5% due to low inflation and favorable market conditions. On July 31, 2020, Banco de la República decreased the discount rate by an additional 25 basis points to 2.25% due to low inflation and a low aggregate demand. On August 31, 2020, Banco de la República decreased the discount rate by an additional 25 basis points to 2.0% due to low inflation and low aggregated demand. On September 25, 2020, Banco de la República decreased the discount rate by an additional 25 basis points to 1.75% due to a low inflation. Since the beginning of the COVID-19 pandemic in March of 2020, Banco de la República has cut the policy rate by 250 bp as a countercyclical monetary policy push to boost domestic demand.

Banco de la República Response to COVID-19

The COVID-19 pandemic has caused an indeterminable adverse impact on the world economy. Colombia has been severely affected by the collapse in the international price of oil. In order to guarantee a broad and timely provision of liquidity in both pesos and dollars, in addition to interest rate reductions, Banco de la República has taken actions to support the Colombian economy and financial system, including the provision of non-delivery forwards in the amount of up to U.S. $1 billion. On March 13, 2020, Banco de la República increased the allotment of liquidity auctions to Ps. 17 trillion, and on March 17, 2020, increased them again to Ps. 20 trillion. On March 23, 2020, the board of directors of Banco de la República authorized Banco de República to buy private instruments and to buy TES up to Ps. 2 trillion for the month of March. By the end of April 2020, the balance of TES held by Banco de la República totaled Ps. 19.9 billion. During April 2020, Banco de la República made definitive purchases of private debt securities totaling Ps. 3.4 billion.

On May 4, 2020, with the aim of increasing international reserves and taking into account the monetization of dollars provided by the Government, Banco de la República bought U.S. $2 billion through the General Directorate of Public Credit and National Treasury of the Ministry of Finance.

With the purpose of reinforcing the adequate supply of liquidity to the economy and supporting the provision of credit required by companies and households, on May 5, 2020, the board of directors of Banco de la República authorized Banco de la República to carry out temporary expansion operations with portfolio securities for an amount of up to Ps. 6.3 trillion.

On June 30, 2020, Banco de la República announced that it would continue to supply liquidity to the economy and will maintain the REPO collateralized with bank credit claims indefinitely. Banco de la República continued to offer non-delivery forward contracts up until November 27, 2020.

On December 2, 2020, Banco de la República purchased U.S. $1.5 billion from the Ministry of Finance and Public Credit at the current certified exchange rate.

In December 2020, Banco de la República signed inter-institutional agreements with both the Central Bank of Paraguay and the Bank of México that aim to establish coordination in areas of vital importance in central banking such as monetary and exchange policy, the administration of international reserves, the analysis of financial stability and the design and evaluation of macroprudential policies.

Foreign Exchange Rates and International Reserves

Exchange Rates

On January 4, 2021, the Representative Market Rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 3,432.50=U.S. $1.00 compared to Ps. 3,262.05=U.S. $1.00 on January 4, 2020. During the 12-month period ended December 31, 2020, the Representative Market Rate reached a high of Ps. 4,153.91=U.S. $1.00 on March 20, 2020 and a low of Ps. 3,253.89=U.S. $1.00 on January 10, 2020.

International Reserves.

As of December 31, 2015, gross international reserves decreased by U.S. $587.7 million to U.S. $46,740.4 million. As of December 31, 2016, gross international reserves decreased by U.S. $57.6 million to U.S. $46,682.8 million. As of December 31, 2017, gross international reserves increased by U.S. $954.4 million to U.S. $47,637.2 million. As of December 31, 2018, gross international reserves increased by U.S. $764.3 million to U.S. $48,401.5 million. As of December 31, 2019 gross international reserves increased by U.S. $4,772.7 million to U.S. $53,174.2 million. As of November 30, 2020, gross international reserves increased by U.S. $4,080.2 million to U.S. $57,254.4 million.

In December 2011, Banco de la República decided to resume the accumulation of international reserves mainly due to three factors: (i) low interest rates in the developed economies; (ii) a decision to have a more conservative risk profile of the central bank’s portfolio; and (iii) the depreciation of the euro against the dollar by 3% in 2011. During 2012 and 2013, Banco de la República continued accumulating international reserves mainly due to the adoption of a conservative risk profile in light of the global financial crisis. In July 2014, Banco de la República decided to increase the daily amount of dollar purchases and continued accumulating international reserves, in an amount totaling $2.0 billion between July and September 2014, buying at least U.S. $30 million daily. During October 2014, Banco de la República resumed accumulating international reserves through average daily purchases of U.S. $10.0 million in competitive auctions. In November 2014, Banco de la República purchased $165.0 million in the foreign exchange market through the auction mechanism of direct purchase. From January 2014 to December 2014, Banco de la República accumulated U.S. $4.1 billion. From February 2015 to September 2018, Banco de la República did not increase its international reserves. On October 1, 2018, Banco de la República initiated a program to accumulate international reserves with an initial auction of up to U.S. $400 million. As of May 22, 2020, Banco de la República has accumulated U.S. $1,878.4 million in eight auctions, with the last auction held on April 30, 2019.

As established by Decree 4712 of 2008 and in accordance with the technical criteria established by Resolution No. 262 of February 11, 2011, which governs the administration of excess liquidity, the General Directorate of Public Credit and the National Treasury is allowed to perform any transaction that Colombia may require in the foreign exchange market, including the purchase of foreign exchange in such amounts and at such times as it may determine from time to time and derivatives operations that consist of swaps and forward contracts over foreign exchange. As of November 10, 2020, the General Directorate of Public Credit and National Treasury had no current position in swaps and forward contracts over foreign exchange.

On May 22, 2012, the Government issued Decree 1076 of 2012, which established a system to administer the FAE. Based on Legislative Act No. 05 of 2011, up to 30% of the income from the General System of Royalties will be disbursed to the Savings and Stabilization Fund. The General Directorate of Public Credit and National Treasury is responsible for transferring such royalties to the Savings and Stabilization Fund, which is managed by Banco de la República. For this purpose, the General Directorate of Public Credit and National Treasury, at its sole discretion, may buy dollars in the secondary market. Royalties are derived from natural resources, such as oil, coal and other mining activities. On March 21, 2020, the Government issued Decree 444 of 2020, which established that the Central Government could borrow money from the FAE in order to attend the national emergency due to the COVID-19 pandemic. As of October 31, 2020, transfers in dollars into the Savings and Stabilization Fund since inception totaled $3.9 billion.

Public Sector Finance

General

In 2019, the Central Government deficit was 2.5% of GDP compared to a deficit of 3.1% of GDP in 2018. The Central Government deficit for 2019 was Ps. 26,049 billion, a decrease of 14.1% from the Ps. 30,316 billion deficit registered in 2018. Central Government revenues increased by 15.1% from Ps. 149,292 billion in 2018 to Ps. 171,861 billion in 2019, while Central Government expenditures increased by 10.2% from Ps. 179,608 billion in 2018 to Ps. 197,910 billion in 2019. The increase in expenditures was primarily due to increases in operating and interest expenditures.

The consolidated public sector deficit was 2.9% of GDP (Ps. 30,613 billion) in 2019. Total consolidated non-financial public sector expenditures for 2019 totaled Ps. 471.4 billion, of which Ps. 194.2 billion corresponded to expenditures by the Central Government and Ps. 277.2 billion corresponded to expenditures by public entities at the national and local level and transfers to departmental and local governments.

For 2019, the Central Government’s revenues on a cash-flow basis were Ps. 171,861 billion (approximately 16.2% of GDP), an increase of 15.1% compared to revenues of Ps. 149,292 billion recorded in 2018. Total tax revenues increased by 9.8%, from Ps. 135,187 billion in 2018 to Ps. 148,418 billion in 2019. Income tax revenues and CREE, including withholding tax, totaled Ps. 67,497 billion in 2019, an increase of 5.4% compared to 2018 income tax revenues and CREE of Ps. 64,044 billion. Internal value-added tax and consumption tax revenues totaled Ps. 44,002 billion in 2019 compared to Ps. 40,588 billion in 2018, an increase of 8.4%. Revenues from the tax on wealth totaled Ps. 923 billion in 2019, compared to Ps. 468 billion in 2018, representing an increase of 97.3%. Tariffs and external value-added tax revenues increased by 14.5% in 2019, from Ps. 20,925 billion in 2018 to Ps. 23,963 billion in 2019. Non-tax revenues totaled Ps. 23,443 billion in 2019, a 66.2% increase compared to 2018 (Ps. 14,105 billion).

2020 Budget

The 2020 budget became Law No. 2008 on December 27, 2019 and was modified under the national State of Emergency declared due to COVID-19 by Law-Decree 519 of April 5, 2020, Law-Decree 522 of April 6, 2020, Law-Decrees 571 and 572 of April 15, 2020, Law-Decree 774 of June 3, 2020, and Law-Decree 813 of June 4, 2020, in order to increase the budget as well as to reallocate and reappropriate certain amounts.

2021 Budget

The 2021 budget became Law No. 2063 on November 28, 2020.

The following table provides principal assumptions as of October 31, 2020:

Principal 2021 Assumptions

2021 Assumptions(1)
Gross Domestic Product
Nominal GDP (billions of pesos 2015)	1,082,272,938
Real GDP Growth	5.0%
Inflation(2)
Domestic Inflation (consumer price index)	2.4%
External Inflation(3)	2.0%
Real Devaluation at end of period	(4.5)%
Export Prices
Coffee, (ex-dock) (U.S. $/lbs.)(4)	121
Oil (U.S. $/barrel)(5)	50.2
Coal (U.S. $/ton)	41.0
Gold (U.S. $/Troy oz.)(6)	1,690

(1)	Figures correspond to statistics released by the General Directorate of Macroeconomic Policy in October 2020.
(2)	End of period.
(3)	“External Inflation” is based on projected inflation in the United States as published in the IMF, World Economic Outlook Database, as of April 2020.
(4)	Budget assumptions based on data from Banco de la República.
(5)	Based on inputs provided by the Mining and Energy Technical Group established by the Fiscal Rule and oil futures market.
(6)	Based on projections by the General Directorate of Macroeconomic Policy.

Source: General Directorate of Macroeconomic Policy, Ministry of Finance.

On June 26, 2020, the revised and updated Financing Plan was published in the Medium Term Fiscal Framework, under which the Government contemplated the issuance of up to Ps. 50.5 trillion in internal debt and Ps. 59.1 trillion in external debt during 2020. The increase in debt from the Financing Plan published in February is mainly explained by the additional resources required due to COVID-19.

On June 15, 2020, the Government formally requested the Fiscal Rule Advisory Committee to suspend the Fiscal Rule during 2020 and 2021 as a result of the need for greater fiscal flexibility due to the economic crisis caused by the COVID-19 pandemic and its related economic impact. The suspension is contemplated in Article 11 of the Fiscal Rule Law 1473 which provides for increased flexibility or deferment of the Fiscal Rule under extenuating economic circumstances. The Fiscal Rule Advisory Committee unanimously backed the suspension of the Fiscal Rule for 2020 and 2021. The Government has offered its commitment to the parameters set out by the Fiscal Rule in 2022.

Based on projections of the Ministry of Finance, the Central Government preliminarily forecasts that its gross debt will increase to approximately 65% of GDP in 2020.

The figures set forth in this “—Public Sector Finance” section represent the Government’s assumptions as of October 31, 2020, of the 2021 Colombian economy. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above.

Flexible Credit Line with the IMF

On June 24, 2013, the IMF’s Executive Board approved a two-year SDR 3.87 billion successor arrangement under the Flexible Credit Line, which at June 24, 2013 was equivalent to approximately U.S. $5.84 billion. On June 17, 2015, the IMF’s executive board approved a two-year SDR 3.87 billion successor arrangement under the IMF’s Flexible Credit Line, which at June 17, 2015 was equivalent to approximately U.S. $5.45 billion. On June 13, 2016, the IMF’s Executive Board approved a successor two-year arrangement under the Flexible Credit Line in the amount of SDR 8.18 billion, approximately U.S. $11.35 billion, and canceled the previous arrangement of SDR 3.87 billion. On June 6, 2017, the IMF Board reaffirmed Colombia’s continued qualification to access U.S. $11.4 billion under the Flexible Credit Line. The Government intends to treat the credit line as precautionary and does not plan to draw on the facility. On May 25, 2018, the Executive Board of the IMF approved a successor two-year arrangement for Colombia under the FCL in an amount equivalent to SDR 7.9 billion, approximately U.S. $11.4 billion, and canceled the previous arrangement for SDR 8.2 billion. The Government has stated its intention to treat the arrangement as precautionary and does not plan to draw on the facility. On May 20, 2019, the Executive Board of the IMF completed its review of Colombia’s qualification for the arrangement under the FCL and reaffirmed Colombia’s qualification to access FCL resources. On May 1, 2020, the IMF approved a successor two-year arrangement for Colombia under the FCL, designed for crisis prevention, of about U.S. $10.8 billion. On September 25, 2020, the Executive Board of the IMF approved a U.S. $6.5 billion increase to Colombia’s FCL, bringing the total to approximately U.S. $17.2 billion. On December 3, 2020, Colombia drew U.S. $5.4 billion under the FCL, which will be used to help meet increased financing needs and maintain liquidity during the COVID-19 pandemic.

Public Sector Debt

Colombia’s ratio of total net non-financial public sector debt to GDP was 41.8% in 2015, 43.2% in 2016, 43.9% in 2017, 46.8% in 2018 and 48.5% in 2019, mainly due to the increase in the debt of the Central Government and the recognition of some contingent liabilities. In 2020, due to the additional expenses of the Government in dealing with the COVID-19 pandemic, the Government expects an increase in the amount of public debt. Based on projections of the Ministry of Finance, the Central Government preliminarily forecasts that its gross debt will increase to approximately 65% of GDP in 2020, mainly due to the impact of the economic and public health crisis related to the COVID-19 pandemic.

Public Sector Internal Debt

As of November 30, 2020, the Central Government’s total direct internal funded debt (with an original maturity of more than one year) was Ps. 388.2 trillion, compared to Ps. 350.0 trillion as of November 30, 2019. As of December 31, 2019, the Central Government’s total direct internal funded debt (with an original maturity of more than one year) was Ps. 298.2 trillion, compared to Ps. 282.9 trillion as of December 31, 2018.

On December 30, 2020, the Central Government signed an investment loan in the amount of Ps. 181,759,500,000 with the Inter-American Development Bank (“IDB”) to finance the Drinking Water and Sanitation Program for the Department of La Guajira, which will be executed by the Ministry of Housing, City and Territory, with the aim of improving the population’s access to continuous potable water and adequate sanitation. Colombia is the first country in the southern hemisphere to sign a sovereign loan with the IDB in local currency. This loan is expected to reduce exchange risk and extend the average term of the public debt while contributing to the development of the local capital market.

The following table shows the direct internal funded debt of the Central Government as of November 30, 2020 by type:

Central Government: Internal Public Funded Debt—Direct Funded Debt

(in millions of Ps.)

	At November 30, 2019	At November 30, 2020
	(in million COP)	(in million COP)
Treasury Bonds	Ps. 301,834,206	Ps. 336,671,253
Treasury Bonds (short term)	17,390,998	12,949,999
Pension Bonds	8,641,612	7,660,713
Peace Bonds	972	1,847
Constant Value Bonds	1,341,123	1,193,292
Others(1)	383,775	1,837,807
Security Bonds	2	2
Treasury notes	20,420,082	27,911,264
Total	Ps. 350,012,771	Ps. 388,226,177

Total may differ due to rounding. (1) Includes other assumed debt.

Source: Deputy Directorate of Risk—Ministry of Finance.

Total direct internal floating debt (i.e., short-term debt with an original maturity of one year or less) of the Central Government was Ps. 38.8 billion as of November 30, 2020.

Public Sector External Debt

The following tables show the total external funded debt of the public sector (with an original maturity of more than one year) by type and by creditor:

Source: Debt Database—Ministry of Finance.

Public Sector External Funded Debt by Type(1)

	As of November 30, 2019	As of November 30, 2020
Central Government	U.S. $ 50,936	U.S. $ 60,653
Public Entities(2)
Guaranteed	2,005	1,970
Non-Guaranteed	18,527	22,297

Total External Funded Debt	U.S. $ 71,468	U.S. $ 84,920

(1)

Provisional; subject to revision. Includes debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of November 30, 2019 and November 30, 2020, respectively.

(2)	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities.

Source: Debt Database—Ministry of Finance.

Public Sector External Funded Debt by Creditor(1)

	As of November 30, 2019	As of November 30, 2020
	(in millions of U.S. dollars)
Multilaterals	U.S. $ 21,732	U.S. $ 25,146
IDB	9,378	10,762
World Bank	10,433	11,765
Others	1,921	2,619
Commercial Banks	3,845	4,788
Export Credit Institutions	3,044	3,035
Bonds	40,505	46,748
Foreign Governments	2,286	2,203
Suppliers	2	3

Total	U.S. $ 71,415	U.S. $ 81,922

Total may differ due to rounding.

(1)

Provisional; subject to revision. Debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of November 30, 2019 and November 30, 2020, respectively.

Source: Debt Registry Office Ministry of Finance.

On January 28, 2015, Colombia issued U.S. $1,500,000,000 aggregate principal amount of its 5.000% Global Bonds due 2045.

On March 26, 2015, Colombia issued U.S. $1,000,000,000 aggregate principal amount of its 5.000% Global Bonds due 2045 in a reopening of such series.

On September 21, 2015, Colombia issued U.S. $1,500,000,000 aggregate principal amount of its 4.500% Global Bonds due 2026.

On March 22, 2016, Colombia issued €1,350,000,000 aggregate principal amount of its 3.875% Global Bonds due 2026.

On January 25, 2017, Colombia issued U.S. $1,000,000,000 aggregate principal amount of its 3.875% Global Bonds due 2027 and U.S. $1,500,000,000 aggregate principal amount of its 5.000% Global Bonds due 2045.

On August 9, 2017, Colombia issued U.S. $1,400,000,000 aggregate principal amount of its 3.875% Global Bonds due 2027.

On October 12, 2018, Colombia issued U.S. $1,500,000,000 aggregate principal amount of its 4.500% Global Bonds due 2029 (the “2029 Bonds”) and U.S. $500,000,000 aggregate principal amount of its 5.000% Senior Notes due 2045. The proceeds of the 2029 Bonds were used in part for payment of Colombia’s offer to purchase U.S. $1,000,000,000 of its 7.375% Global Bonds due 2019.

On January 28, 2019, Colombia issued U.S. $1,500,000,000 aggregate principal amount of its 5.200% Global Bonds due 2049 and U.S. $500,000,000 aggregate principal amount of its 4.500% Global Bonds due 2029.

On January 30, 2020, Colombia issued U.S. $1,542,968,000 aggregate principal amount of its 3.000% Global Bonds due 2030 (the “2030 Bonds”) and U.S. $300,000,000 aggregate principal amount of its 5.200% Global Bonds due 2049 (the “2049 Bonds”). The proceeds of the 2030 Bonds and 2049 Bonds were used (i) in part for liability management transactions, and (ii) for general budgetary purposes.

On June 1, 2020, Colombia issued U.S $1,000,000,0000 aggregate principal amount of its 3.125% Global Bonds due 2031 (the “2031 Bonds”) and U.S. $1,500,000,000 aggregate principal amount of its 4,125% Global Bonds due 2051 (the “2051 Bonds”). The proceeds of the 2031 Bonds and 2051 Bonds were used for general budgetary purposes.